As filed with the U.S. Securities and Exchange Commission on September 29, 2026
File No. 333-286959

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
POST-EFFECTIVE
AMENDMENT NO. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
VANECK BNB ETF
(Exact name of registrant as specified in its charter)

Delaware	6221	33-6988309
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
c/o VanEck Digital Assets, LLC
Jonathan R. Simon, Esq.
Matthew A. Babinsky, Esq.
666 Third Avenue, 9th Floor
New York, New York 10017
(212) 293-2000
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices and for service of process purposes)

Copy to:
Clifford R. Cone, Esq.
Alexander E. Csordas, Esq.
Lilya Tessler, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (333-286959)
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒
This post-effective amendment shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE
This Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (No. 333-286959) of VanEck BNB ETF (the “Trust”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely for the purpose of filing additional exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note, Part II of the Registration Statement on Form S-1 setting forth the exhibits being added to the Registration Statement, the signature pages to the Registration Statement, and the exhibits. This Post-Effective Amendment No. 2 does not modify any provision of Part I or Part II of the Registration Statement other than the additions to Item 16 of Part II as set forth below, and therefore, the prospectus and the balance of Part II of the Registration Statement have been omitted.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 16. Exhibits and Financial Statement Schedules.
(a)The following additional exhibits are filed as part of this registration statement:

Exhibit No	Description
10.1	Amendment to the BitGo Custodial Services Agreement incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Registrant on September 29, 2026 (File No. 001-43313))
II-1

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-1 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on September 29, 2026.

VanEck Digital Assets, LLC
Sponsor of VanEck BNB ETF*

By:	/s/ Matthew A. Babinsky
Name: Matthew A. Babinsky
Title: Vice President
(Principal executive officer)
__________________
*The registrant is a trust and the persons are signing in their capacities as officers or directors of VanEck Digital Assets, LLC, the Sponsor of the registrant.